SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Eletrobras, in compliance with CVM Instruction 358/2002, hereby informs its shareholders and the market in general that due to Caixa Econômica Federal – CEF`s approval of a specific line of credit  for the restructuring and lengthening of the debt balance financed by RGR (hereinafter "ECFs"), the Board of Directors of Eletrobras, in a meeting held on November 21,2013,  agreed, according to the bylaws of the below mentioned subsidiaries, with the signing of financing agreements among CEF and Eletrobras subsidiaries Amazonas Distribuidora de Energia S.A., Companhia Energética do Piauí - Cepisa, Companhia Hidrelétrica do São Francisco - Chesf, Companhia de Eletricidade do Acre - Eletroacre, Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, Eletrobras Termonuclear S.A. - Eletronuclear, Eletrosul Centrais Elétricas S.A. and Furnas Centrais Elétricas S.A., aiming at the settlement of the debt balance of the respective ECFs.

The new financing agreements to be entered into by the subsidiaries with CEF present more attractive terms than the current contracts, whose average annual cost is 7% per year, allowing for better management of the liabilities of the Eletrobras companies, with consequent lengthening of the debt and improvement of the economic and financial performance of these companies.

Thus, the line of credit offered by CEF has the following financial conditions:

• Nominal interest rate of 6% per annum, payable semi-annually

• Grace period of 3 years

• Repayment of principal in 120 months, using the Price Table

• Guarantee of Federal Government

Finally, we clarify that the effectiveness of the above mentioned contracs is subject to the fulfillment of contractual conditions, among which we highlight the authorization of government bodies and regulatory authorities.

Rio de Janeiro, November 22, 2013.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.